SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:	February, 2012	Commission File Number: 1-31402

CAE INC.
(Name of Registrant)

8585 Cote de Liesse
Saint-Laurent, Quebec
Canada H4T 1G6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                                  Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                                   No X

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.

Date: February 8, 2012	By:	/s/ Hartland Paterson
	Name:	Hartland J. Paterson
	Title:	Vice President Legal, General Counsel
and Corporate Secretary

                                                                          Press Release

CAE reports third quarter financial results for fiscal year 2012

Q3 revenue up 10% and net income attributed to equity holders up 18% compared to prior year Q3 earnings per share of C$0.18 compared to C$0.15 in prior year Combined Civil segment Q3 operating margin of 20.6% and combined Military of 16.6%

Montreal, Canada, February 8, 2012 – (NYSE: CAE; TSX: CAE) – CAE today reported financial results for the third quarter ended December 31, 2011. Net income attributable to equity holders of the company was C$45.6 million (C$0.18 per share) this quarter, up 18% compared to C$38.5 million (C$0.15 per share) last year. All financial information is in Canadian dollars.

Revenue for the quarter was $453.1 million, 10% higher than $410.8 million in the third quarter last year. Third quarter operating profit(1) was $77.5 million, or 17.1% of revenue.

“We are pleased with our financial performance this quarter with stronger margins in both our civil and defence business units,” said Marc Parent, CAE’s President and Chief Executive Officer. “The level of civil aviation market activity remains high in all regions and our order intake reflects our strong competitive position. Although procurement delays in defence continue to make predicting the timing of orders a challenge, we won contracts with key defence customers during the quarter. As well, we remain encouraged by the range of global opportunities in our pipeline.”

Summary of consolidated results
(amounts in millions, except for operating margins)		Q3-2012	Q2-2012	Q1-2012	Q4-2011	Q3-2011
Revenue		$453.1	433.5	427.9	465.6	410.8
Operating profit		$77.5	63.9	72.0	77.8	70.3
As a % of revenue	%	17.1	14.7	16.8	16.7	17.1
Net income attributable to equity holders of
the company		$45.6	38.4	43.1	45.5	38.5
Backlog		$3,514.9	3,648.2	3,463.2	3,449.0	3,224.9

Civil segments

Revenue for our combined Civil segments increased 13% in the third quarter to $203.7 million compared to $179.9 million last year. Operating profit was $42.0 million (20.6% of revenue) compared to $32.1 million (17.8% of revenue) last year. Revenue for the first nine months increased 18% to $625.5 million compared to $529.7 million last year. Year-to-date operating profit was $129.5 million (20.7% of revenue), compared to $100.0 million (18.9% of revenue) last year.

Our civil market activity continued to be strong across all regions in the third quarter. We sold 11 full-flight simulators, bringing our nine month total orders to 30, which exceeds the total number we sold all of last year. We also signed training services contracts expected to generate $122.2 million in future revenue, including an exclusive long term agreement with flydubai in the United Arab Emirates. We also broadened our footprint in South East Asia with the announcement of a training joint venture with Cebu Pacific Air in the Philippines.

We received $234.6 million in combined civil segment orders this quarter representing a book-to-sales ratio of 1.15x. The ratio for the last 12 months was 1.24x.

Training & Services/Civil (TS/C)
(amounts in millions except operating margins, RSEU and
FFSs deployed)		Q3-2012	Q2-2012	Q1-2012	Q4-2011	Q3-2011
Revenue		$123.0	119.1	124.0	121.0	113.2
Segment operating income		$28.8	27.6	35.5	25.3	24.2
Operating margins	%	23.4	23.2	28.6	20.9	21.4
Backlog		$1,102.8	1,125.4	970.5	986.5	774.2
RSEU		140	139	137	132	132
FFS deployed		170	165	160	156	152

Simulation Products/Civil (SP/C)
(amounts in millions except operating margins)		Q3-2012	Q2-2012	Q1-2012	Q4-2011	Q3-2011
Revenue		$80.7	92.6	86.1	76.2	66.7
Segment operating income		$13.2	14.7	9.7	9.4	7.9
Operating margins	%	16.4	15.9	11.3	12.3	11.8
Backlog		$366.5	340.6	341.1	303.8	324.3

Military segments

Revenue for CAE’s combined Military segments increased 1% in the third quarter to $222.3 million compared to $219.8 million last year. Third quarter operating profit was $36.9 million (16.6% of revenue), compared to $39.5 million (18.0% of revenue) last year. Revenue for the first nine months increased 4% to $630.2 million compared to $608.6 million last year. Year-to-date operating profit was $96.5 million (15.3% of revenue), compared to $109.3 million (18.0% of revenue) last year.

During the quarter, CAE was awarded contracts for Tornado jet maintenance trainers for the German Air Force and UK Royal Air Force, and we received additional contract options for P-8A Poseidon simulators for Boeing and the US Navy. In terms of aftermarket opportunities, we won upgrade work for Canadian Forces simulators involving the CC-130H Hercules aircraft and the CH-146 Griffon helicopter. In Asia, we were awarded contracts to provide support services for an AW139 helicopter simulator in Malaysia and a multi-year, helicopter training services contract with another key customer in the region.

Combined Military orders in the quarter totaled $124.1 million for a book-to-sales ratio of 0.56x. The ratio for the last 12 months was 0.89x. In addition to CAE’s combined military backlog(2) of $2.0 billion at December 31, 2011, CAE’s unfunded military backlog(3) was $269.4 million.

Simulation Products/Military (SP/M)
(amounts in millions except operating margins)		Q3-2012	Q2-2012	Q1-2012	Q4-2011	Q3-2011
Revenue		$152.4	136.0	135.2	179.3	153.7
Segment operating income		$26.9	20.9	18.8	34.0	28.6
Operating margins	%	17.7	15.4	13.9	19.0	18.6
Backlog		$812.7	907.4	897.8	888.7	883.0

Training & Services/Military (TS/M)
(amounts in millions except operating margins)		Q3-2012	Q2-2012	Q1-2012	Q4-2011	Q3-2011
Revenue		$69.9	65.5	71.2	78.0	66.1
Segment operating income		$10.0	9.3	10.6	12.0	10.9
Operating margins	%	14.3	14.2	14.9	15.4	16.5
Backlog		$1,232.9	1,274.8	1,253.8	1,270.0	1,243.4

New Core Markets

Revenue for New Core Markets was $27.1 million compared to $11.1 million last year. Operating loss was $1.4 million, compared to a loss of $1.3 million last year.

CAE Healthcare received endorsement for its ultrasound e-Learning curriculum and seminars from the Canadian Critical Care Society and the simulation centre we manage at Université de Montréal received accreditation from

The Royal College of Physicians and Surgeons of Canada. During the quarter we sold patient simulators, courseware, and centre management systems to customers in North America, Eastern Europe, and the Middle East.

CAE Mining added new customers for its geological modeling, data management, and mine planning systems including Silver Lake Resources and Optiro in Australia and Exploraciones Mineras Parreña in Mexico.

New Core Markets (NCM)
(amounts in millions)	Q3-2012	Q2-2012	Q1-2012	Q4-2011	Q3-2011
Revenue	$27.1	20.3	11.4	11.1	11.1
Segment operating income (loss)	$(1.4)	(8.6)	(2.6)	(3.9)	(1.3)

Additional financial highlights

Income taxes this quarter were $15.2 million representing an effective tax rate of 25%, compared to 29% last year. The decrease was mainly due to the settlement of a tax audit in Canada as well as a change in the mix of income from various jurisdictions.

Free cash flow(4) was $46.2 million this quarter owing to a favourable change in non-cash working capital compared to last year and more cash provided by continuing operations.

Capital expenditures totalled $44.1 million this quarter, including $25.3 million in support of our growth initiatives and the balance for maintenance.

Net debt(5) was $593.9 million as at December 31, 2011 compared with $618.8 million as at September 30, 2011. The decrease of $24.9 million was mainly due to favourable foreign exchange movements.

CAE will pay a dividend of $0.04 per share on March 30, 2012 to shareholders of record at the close of business on March 15, 2012.

Additional information

You will find a more detailed discussion of our results by segment in the Management’s Discussion and Analysis

(MD&A) as well as in our consolidated interim financial statements which are posted on our website at www.cae.com/Q3FY12.

CAE’s unaudited consolidated interim financial statements and management’s discussion and analysis for the quarter ended December 31, 2011 have been filed with the Canadian securities commissions and are available on our website (www.cae.com) and on SEDAR (www.sedar.com). They have also been filed with the U.S. Securities and Exchange Commission and are available on their website (www.sec.gov).

Conference call Q3 FY2012

CAE will host a conference call focusing on fiscal year 2012 third quarter financial results today at 1:00 p.m. ET. The call is intended for analysts, institutional investors and the media. Participants can listen to the conference by dialling + 1 877 586-3392 or + 1 416 981-9024. The conference call will also be audio webcast live for the public at www.cae.com.

CAE is a global leader in modeling, simulation and training for civil aviation and defence. The company employs more than 7,500 people at more than 100 sites and training locations in over 25 countries. Through CAE’s global network of 34 civil aviation, military and helicopter training centres, the company trains more than 80,000 crewmembers yearly. CAE’s business is diversified, ranging from the sale of simulation products to providing comprehensive services such as training and aviation services, professional services and in-service support. The company applies its simulation expertise and operational experience to help customers enhance safety, improve efficiency, maintain readiness and solve challenging problems. CAE is now leveraging its simulation capabilities in new markets such as healthcare and mining. www.cae.com

Certain statements made in this news release, including, but not limited to, statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring or other special items or events that are announced or completed after the date of this news release, including mergers, acquisitions, or other business combinations and divestitures.

You will find more information about the risks and uncertainties associated with our business in the MD&A section of our annual report and annual information form for the year ended March 31, 2011. These documents have been filed with the Canadian securities commissions and are available on our website (www.cae.com), on SEDAR (www.sedar.com) and a free copy is available upon request to CAE. They have also been filed with the U.S. Securities and Exchange Commission under Form 40-F and are available on EDGAR (www.sec.gov). The forward-looking statements contained in this news release represent our expectations as of February 8, 2012 and, accordingly, are subject to change after this date. We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

Notes

(1) Operating profit is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track operating profit because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

(2) Backlog is a non-GAAP measure that represents the expected value of orders we have received but have not yet executed.

(3) Unfunded backlog is a non-GAAP measure that represents firm military orders we have received but have not yet executed for which funding authorization has not yet been obtained. We include unexercised options with a high probability that they will be exercised, but exclude indefinite-delivery/ indefinite-quantity (IDIQ) contracts.

(4) Free cash flow is a non-GAAP measure that shows us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, other assets not related to growth and dividends paid and adding proceeds from disposal of property, plant and equipment.

(5) Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

Media contact:

Nathalie Bourque, Vice President, Public Affairs and Global Communications, (514) 734-5788, nathalie.bourque@cae.com

Investor relations:

Andrew Arnovitz, Vice President, Investor Relations and Strategy, (514) 734-5760, andrew.arnovitz@cae.com

Consolidated Statement of Financial Position

(Unaudited)	December 31	March 31
(amounts in millions of Canadian dollars)	2011	2011
Assets
Cash and cash equivalents	$241.7	$276.4
Accounts receivable	312.8	296.8
Contracts in progress : assets	251.6	230.5
Inventories	145.3	124.3
Prepayments	46.5	43.5
Income taxes recoverable	80.2	58.8
Derivative financial assets	12.7	18.9
Total current assets	$1,090.8	$1,049.2
Property, plant and equipment	1,273.2	1,211.0
Intangible assets	530.4	375.8
Deferred tax assets	25.1	20.7
Derivative financial assets	8.8	11.6
Other assets	161.6	149.0
Total assets	$3,089.9	$2,817.3

Liabilities and equity
Accounts payable and accrued liabilities	$529.3	$551.9
Provisions	23.1	20.9
Income taxes payable	9.5	12.9
Contracts in progress : liabilities	126.7	125.8
Current portion of long-term debt	147.6	86.2
Derivative financial liabilities	16.5	12.4
Total current liabilities	$852.7	$810.1
Provisions	9.4	10.4
Long-term debt	688.0	574.0
Royalty obligations	158.0	161.6
Employee benefits obligations	96.6	62.8
Deferred gains and other non-current liabilities	180.9	187.6
Deferred tax liabilities	80.2	64.5
Derivative financial liabilities	12.5	13.4
Total liabilities	$2,078.3	$1,884.4
Equity
Share capital	$449.4	$440.7
Contributed surplus	19.3	17.1
Other reserves	(8.9)	(9.8)
Retained earnings	532.0	466.4
Equity attributable to equity holders of the Company	$991.8	$914.4
Non-controlling interests	19.8	18.5
Total equity	$1,011.6	$932.9
Total liabilities and equity	$3,089.9	$2,817.3

Consolidated Income Statement

(Unaudited)	Three months ended		Nine months ended
(amounts in millions of Canadian dollars,		December 31		December 31
except per share amounts)	2011	2010	2011	2010

Revenue	$453.1	$410.8	$1,314.5	$1,165.2
Cost of sales	300.2	274.8	884.5	771.0
Gross profit	$152.9	$136.0	$430.0	$394.2
Research and development expenses	16.5	9.2	47.6	31.6
Selling, general and administrative expenses	62.5	61.4	184.6	172.8
Other (gains) losses - net	(3.6)	(4.9)	(15.6)	(15.0)
Operating profit	$77.5	$70.3	$213.4	$204.8
Finance income	(1.6)	(1.1)	(5.1)	(3.2)
Finance expense	17.8	16.7	51.1	48.0
Finance expense - net	$16.2	$15.6	$46.0	$44.8
Earnings before income taxes	$61.3	$54.7	$167.4	$160.0
Income tax expense	15.2	15.8	39.1	45.1
Net income	$46.1	$38.9	$128.3	$114.9

Attributable to:
Equity holders of the Company	$45.6	$38.5	$127.1	$114.8
Non-controlling interests	0.5	0.4	1.2	0.1
	$46.1	$38.9	$128.3	$114.9
Earnings per share from continuing operations
attributable to equity holders of the Company
Basic and diluted	$0.18	$0.15	$0.49	$0.45

Consolidated Statement of Comprehensive Income

	Three months ended		Nine months ended
(Unaudited)		December 31		December 31
(amounts in millions of Canadian dollars)	2011	2010	2011	2010
Net income	$46.1	$38.9	$128.3	$114.9
Other comprehensive income (loss)
Foreign currency translation adjustment
Net currency translation difference on the translation of financial
statements of foreign operations	$(39.9)	$(42.7)	$18.6	$(16.1)
Net change in gains (losses) on certain long-term debt denominated in foreign
currency and designated as hedges of net investments in foreign operations	4.2	3.7	(7.3)	2.8
Reclassifications to income	-	(0.6)	-	(0.6)
Income taxes	(0.5)	(0.5)	1.4	(0.9)
	$(36.2)	$(40.1)	$12.7	$(14.8)
Net changes in cash flow hedge
Effective portion of changes in fair value of cash flow hedges	$13.1	$13.9	$(14.8)	$6.1
Net change in fair value of cash flow hedges transferred to
net income or to related non-financial assets or liabilities	6.4	(1.9)	(0.2)	(7.5)
Income taxes	(5.6)	(3.3)	3.3	0.7
	$13.9	$8.7	$(11.7)	$(0.7)
Defined benefit plan actuarial gains (losses) adjustment
Defined benefit plan actuarial gains (losses)	$2.5	$(0.5)	$(42.3)	$(8.5)
Income taxes	(0.7)	0.1	11.7	2.2
	$1.8	$(0.4)	$(30.6)	$(6.3)
Other comprehensive loss	$(20.5)	$(31.8)	$(29.6)	$(21.8)
Total comprehensive income	$25.6	$7.1	$98.7	$93.1
Total comprehensive income attributable to:
Equity holders of the Company	$25.2	$6.9	$97.4	$93.0
Non-controlling interests	0.4	0.2	1.3	0.1
Total comprehensive income	$25.6	$7.1	$98.7	$93.1

Consolidated Statement of Changes in Equity

(Unaudited)			Attributable to equity holders of the Company
nine months ended December 31, 2011		Common shares					Non-
(amounts in millions	Number of	Stated	Contributed	Other	Retained		controlling	Total
of Canadian dollars, except number of shares)	shares	value	surplus	reserves	earnings	Total	interests	equity
Balances, beginning of period	256,964,756	$440.7	$17.1	$(9.8)	$466.4	$914.4	$18.5	$932.9
Net income	-	-	-	-	127.1	127.1	1.2	128.3
Other comprehensive income (loss):
Foreign currency translation adjustment	-	-	-	12.6	-	12.6	0.1	12.7
Net changes in cash flow hedge	-	-	-	(11.7)	-	(11.7)	-	(11.7)
Defined benefit plan actuarial losses adjustment	-	-	-	-	(30.6)	(30.6)	-	(30.6)
Total comprehensive income	-	$-	$-	$0.9	$96.5	$97.4	$1.3	$98.7
Stock options exercised	283,975	2.0	-	-	-	2.0	-	2.0
Optional cash purchase	599	-	-	-	-	-	-	-
Stock dividends	572,636	5.9	-	-	(5.9)	-	-	-
Transfer upon exercise of stock options	-	0.8	(0.8)	-	-	-	-	-
Share-based payments	-	-	3.0	-	-	3.0	-	3.0
Dividends	-	-	-	-	(25.0)	(25.0)	-	(25.0)
Balances, end of period	257,821,966	$449.4	$19.3	$(8.9)	$532.0	$991.8	$19.8	$1,011.6

(Unaudited)			Attributable to equity holders of the Company
nine months ended December 31, 2010		Common shares					Non-
(amounts in millions	Number of	Stated	Contributed	Other	Retained		controlling	Total
of Canadian dollars, except number of shares)	shares	value	surplus	reserves	earnings	Total	interests	equity
Balances, beginning of period	256,516,994	$436.3	$14.2	$11.4	$338.5	$800.4	$18.0	$818.4
Net income	-	-	-	-	114.8	114.8	0.1	114.9
Other comprehensive income (loss):
Foreign currency translation adjustment	-	-	-	(14.8)	-	(14.8)	-	(14.8)
Net changes in cash flow hedge	-	-	-	(0.7)	-	(0.7)	-	(0.7)
Defined benefit plan actuarial losses adjustment	-	-	-	-	(6.3)	(6.3)	-	(6.3)
Total comprehensive income	-	$-	$-	$(15.5)	$108.5	$93.0	$0.1	$93.1
Stock options exercised	267,225	1.8	-	-	-	1.8	-	1.8
Stock dividends	38,222	0.4	-	-	(0.4)	-	-	-
Transfer upon exercise of stock options	-	0.7	(0.7)	-	-	-	-	-
Share-based payments	-	-	3.4	-	-	3.4	-	3.4
Acquisition of non-controlling interests	-	-	-	-	(0.2)	(0.2)	(0.2)	(0.4)
Dividends	-	-	-	-	(27.8)	(27.8)	-	(27.8)
Balances, end of period	256,822,441	$439.2	$16.9	$(4.1)	$418.6	$870.6	$17.9	$888.5

The total of retained earnings and other reserves for the nine months ended December 31, 2011 was $523.1 million ($414.5 million as at December 31, 2010).

Consolidated Statement of Cash Flows

(Unaudited)
nine months ended December 31
(amounts in millions of Canadian dollars)	2011	2010
Operating activities
Net income	$128.3	$114.9
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation of property, plant and equipment	68.0	63.2
Amortization of intangible and other assets	24.3	16.9
Financing cost amortization	1.3	1.3
Deferred income taxes	18.2	25.4
Investment tax credits	(10.6)	(9.1)
Share-based payments	1.2	14.6
Defined benefit pension plans	(9.0)	(8.4)
Amortization of other non-current liabilities	(8.5)	(5.3)
Other	(5.4)	(5.4)
Changes in non-cash working capital	(96.0)	(143.9)
Net cash provided by operating activities	$111.8	$64.2
Investing activities
Business combinations, net of cash and cash equivalents acquired	$(126.1)	$(23.3)
Joint venture, net of cash and cash equivalents acquired	(27.6)	(1.9)
Capital expenditures for property, plant and equipment	(121.3)	(75.1)
Proceeds from disposal of property, plant and equipment	28.3	1.4
Capitalized development costs	(30.0)	(16.3)
ERP and other software	(12.3)	(12.3)
Other	4.8	(4.5)
Net cash used in investing activities	$(284.2)	$(132.0)
Financing activities
Net borrowing under revolving unsecured credit facilities	$14.2	$-
Net effect of current financial assets program	10.4	-
Proceeds from long-term debt, net of transaction costs	182.1	35.5
Repayment of long-term debt	(26.7)	(37.8)
Proceeds from finance lease	-	11.0
Repayment of finance lease	(19.9)	(26.5)
Dividends paid	(25.0)	(27.8)
Common stock issuance	2.0	1.8
Other	(0.9)	(9.2)
Net cash provided by (used in) financing activities	$136.2	$(53.0)
Net decrease in cash and cash equivalents	$(36.2)	$(120.8)
Cash and cash equivalents, beginning of period	276.4	312.9
Effect of foreign exchange rate changes on cash
and cash equivalents	1.5	(1.5)
Cash and cash equivalents, end of period	$241.7	$190.6
Supplemental information:
Interest paid	$35.1	$39.3
Interest received	4.3	3.3
Income taxes paid	23.4	9.9